Magellan Health Services, Inc.

55 Nod Road

Avon, Connecticut 06001

August 5, 2009

VIA EDGAR Correspondence

Laura Crotty

Mail Stop 4720

Divisions of Corporation Finance

U.S. Securities and Exchange Commission

100 F St., NE

Washington, DC 20549

Re:	Magellan Health Services Inc. Form 10-K for the Year Ended December 31, 2008 Filed February 27, 2009 Definitive Proxy Statement for May 19, 2009 Annual Meeting Filed April 8, 2009 File No. 001-06639

Dear Ms. Crotty:

We received the Staff's comment letter dated July 21, 2009 (the “July 21 Letter”), with respect to our Annual Report on Form 10-K for the year ended December 31, 2008, and the Definitive Proxy Statement for the May 19, 2009 Annual Meeting of Stockholders. We are providing this letter to memorialize your conversation on August 4, 2009, with our outside counsel, Adé Heyliger (Weil, Gotshal & Manges LLP), confirming that we will respond to the July 21 Letter as soon as practicable, but in no event later than August 11, 2009. If you have any questions regarding the foregoing, please call me at 860-507-1906 or Adé Heyliger at 202-682-7095.

Very truly yours,

/s/ Daniel N. Gregoire

Daniel N. Gregoire

General Counsel

cc:	Jeffrey P. Riedler (Division of Corporation Finance)
Adé Heyliger (Weil, Gotshal & Manges LLP)